Exhibit 12.1

HUNTSMAN INTERNATIONAL LLC AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN MILLIONS)

	Year Ended December 31,
	2012	2011	2010	2009	2008
Fixed Charges:
Interest expensed and capitalized (includes amortization of deferred financing costs)	$242	$264	$249	$243	$279
Interest portion of rent expense	30	30	28	27	30

Total fixed charges	$272	$294	$277	$270	$309

Earnings:
Pretax income (loss) from continuing operations before minority interest and equity income (loss)	552	362	160	(243)	(75)
Fixed charges	272	294	277	270	309
Amortization of capitalized interest	3	3	3	3	2
Less:
Interest capitalized	(4)	(2)	(1)	(3)	(17)

Total earnings plus fixed charges	$823	$656	$439	$27	$219

Ratio of earnings to fixed charges	3.0	2.2	1.6	0.1	0.7

Deficiency of earnings to fixed charges	$(551)	$(363)	$(162)	$243	$90